      For Immediate Release

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Executes Amendment and Extension of HSBC Revolving Credit & Guarantee Facility
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Agreement extended until June 30, 2011

London, U.K., June 29, 2009 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, announced today that it has entered into an amendment and extension of its revolving credit and guarantee banking facility effective June 26, 2009. The banking facility consists of a $60 million revolving credit facility and a $10 million guarantee facility. The terms of the facility provide that the loan is revolving until June 30, 2011 and may be extended to June 30, 2012 should the parties agree. The facility has been renewed under substantially the same terms and conditions with the exception of higher interest rate margin in line with current market trends.

Commenting on the completion of this transaction, Stephane Richer, Cascal Chief Executive Officer, stated, “I am pleased that we have been able to renew and extend our main corporate banking facility on reasonable terms with our main corporate bankers, HSBC. Our ability to secure credit in this environment speaks to the market’s confidence in our business model and our ability to leverage our current operations.”

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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